Exhibit 99(b)

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009
Net income (loss)	$(3,646)	$493	$(3,430)	$(7,559)
Income tax expense	260	330	377	343
Interest expense and related charges	2,516	1,331	3,019	3,492
Depreciation and amortization	1,027	862	1,337	1,127

EBITDA	$157	$3,016	$1,303	$(2,597)

Interest income	(65)	(40)	(89)	(55)
Amortization of nuclear fuel	102	73	130	95
Purchase accounting adjustments (a)	124	222	194	345
Impairment of goodwill	4,100	70	4,100	8,070
Impairment of assets and inventory write down (b)	1	2	35	710
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	3	1	3
Unrealized net gain resulting from hedging transactions	(1,615)	(713)	(2,127)	(3,263)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(19)	(7)	(22)	(7)
Corporate depreciation, interest and income tax expenses included in SG&A expense	9	5	9	5
Losses on sale of receivables	—	9	3	17
Noncash compensation expense (c)	11	1	11	3
Severance expense (d)	3	9	4	10
Transition and business optimization costs (e)	2	22	5	26
Transaction and merger expenses (f)	29	3	30	12
Insurance settlement proceeds (g)	—	—	—	(21)
Restructuring and other (h)	1	(15)	(1)	(15)
Expenses incurred to upgrade or expand a generation station (i)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$2,940	$2,760	$3,686	$3,438
Expenses related to unplanned generation station outages	122	61	152	93
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 (j)	—	—	42	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (k)	19	21	36	28

Adjusted EBITDA per Maintenance Covenant	$3,081	$2,842	$3,916	$3,559

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairment of trade name intangible asset and impairment of land and the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for the twelve months ended September 30, 2010 includes restructuring and nonrecurring activities, and for the twelve months ended September 30, 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Pro forma adjustment for Sandow 5 and Oak Grove 1 represents the annualization of the actual nine months ended September 30, 2010 EBITDA results for these two units.
(k)	Primarily pre-operating expenses relating to Oak Grove 2.